SIDLEY AUSTIN llp 787 Seventh Avenue New York, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG HOUSTON LONDON	LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
gladys.chang@sidley.com (212) 839 5540	Founded 1866

February 28, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Division of Investment Management

Re:	Registration Statement on Form N-1A (File Nos. 333-98485 and 811-21186) of the Williams Capital Management Trust (the “Trust”) filed on behalf of the Williams Capital Government Money Market Fund (the “Government Fund”) and Williams Capital Liquid Assets Fund (the “Liquid Assets Fund” and together with the Government Fund, the “Funds”)

Ladies and Gentlemen:

On behalf of the Trust, we hereby respond to certain comments provided telephonically by Karen Rossotto of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on January 30, 2012 regarding the post-effective amendment to the registration statement on Form N-1A (the “Registration Statement”) filed by the Trust on behalf of the Funds on December 16, 2011. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s response to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Please note that the post-effective amendment to the Registration Statement being filed herewith is being filed pursuant to Rule 485(b) under the Securities Act of 1933, and pursuant to such rule will become effective on February 29, 2012.

Institutional Shares Prospectus

Comment 1:	Please complete the fee table and provide the Total Annual Fund Operating Expenses and the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement.
Response 1:	The fees and expenses table is completed and the Total Annual Fund Operating Expenses and the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement are included in the post-effective amendment to the Registration Statement being filed herewith.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

February 28, 2012

Comment 2:	The footnote to the “Fee Waiver and/or Expense Reimbursement” states that the Adviser has contractually agreed to cap the Government Fund level operating expenses (Management Fees and Other Expenses)…” Please specify what is covered by the “Other Expenses.”
Response 2:	The expense cap is intended to cap the Management Fee and Other Expenses of the Fund. Therefore, “Other Expenses” include all non-management fee expenses of the Fund.
Comment 3:	Please confirm within the footnote that Williams Capital Management, LLC (the “Adviser”) does not intend to terminate the contractual expense cap within 12 months of the effective date of the Registration Statement.
Response 3:	The Adviser does not intend to terminate the contractual expense cap within 12 months of the effective date of the Registration Statement. As noted in the footnote included in the post-effective amendment to the Registration Statement filed herewith, which will become effective on February 29, 2012, prior to March 1, 2013, “the Adviser’s agreement to cap operating expenses can only be terminated by the Board of Trustees of the Trust.”
Comment 4:	In the “Performance Information” section of the Liquid Assets Fund Summary Section, revise the sentence so that it reads: “As of the date of this prospectus, the Liquid Assets Fund has not yet commenced operations and therefore, no performance information is available.”
Response 4:	The requested change has been made.
Comment 5:	Under “Overview – Money Market Fund Rules,” please revise the last sentence in the first paragraph so it reads, “Some of these rules generally are …”
Response 5:	The requested change has been made.
Comment 6:	Please expand the description of the risks associated with mortgage-backed and asset-backed securities.
Response 6:	The description of the risks associated with mortgage-backed and asset-backed securities has been expanded. The following language has been added to further describe the risk associated with mortgage-backed and asset-backed securities: “A Fund may experience loss or delay in receiving payment and a decrease in the value of the security if required payments of principal and interest are not made with respect to the loans underlying asset-backed and mortgage backed securities.”
Comment 7:	Please delete the statement, “This is not part of the prospectus” from the Notice of Privacy Policy and Practices.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

February 28, 2012

Response 7:	The requested change has been made.
Service Shares Prospectus
Comment 8:	Please explain why the distribution fee is so high.
Response 8:	The distribution fee for the Service Shares of each Fund are 0.30%. The Trust has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act pursuant to which each Fund may incur distribution expenses related to the sale of Service Shares of such Fund of up to 0.30% per annum of the Fund’s average daily net assets attributable to such shares. The Distribution Plan provides that a Fund may finance activities that are primarily intended to result in the sale of Service Shares. Such activities include, but are not limited to, advertising, preparation and maintenance of a website, printing of prospectuses ad reports for other than existing shareholders, preparation and distribution of advertising material and sales literature and payments to dealers and shareholder servicing agents who enter into agreements with the Fund or the Fund’s distributor.
Comment 9:	Please provide the shareholder servicing fee in the Fees and Expenses table.
Response 9:	The fees and expenses table is completed and the shareholder servicing fee is included in the post-effective amendment to the Registration Statement attached hereto.
Comment 10:	Please expand on the terms of the Shareholder Servicing Plan. Please explain when the Trust might pay less than the 0.25% of the average daily net assets of the Service Shares of each Fund.
Response 10:	The Shareholder Servicing Plan is described under “Shareholder Information – Distribution Arrangements” in the prospectus and under “Management of the Funds – Shareholder Services” in the statement of additional information. The Trust has adopted a shareholder servicing plan under which it may pay shareholder servicing agents up to 0.25% of the average daily net assets of the Service Shares of each Fund so that the Funds may obtain services of shareholder servicing agents and other qualified financial institutions to act as shareholder servicing agents for its customers. The agreement between a Fund and a shareholder servicing agent is negotiated individually, and while the fee rate may be lower than 0.25% of the average daily net assets of the Service Shares of a Fund, it cannot be higher than 0.25%. Examples of the types of services that may be provided by shareholder servicing agents are included in the statement of additional information.
Comment 11:	Please explain the basis for waiving the fees under the Distribution Plan and the Shareholder Servicing Plan. Is there a contractual agreement in place?
Response 11:	The Distribution Plan and the Shareholder Servicing Plan are both plans that have been adopted by the Trust and not contractual agreements. Therefore, there can be no contractual agreement to waive any fees payable pursuant to these plans. However, the Board of Trustees of the Trust has agreed not to impose on the Funds any fees payable

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

February 28, 2012

under the plans until March 1, 2013. Additionally, the contractual expense cap for the Service Shares is intended to cap the Management Fee, Distribution and/or Service (12b-1) Fees and all Other Expenses (which include the Shareholder Servicing Fee) of the Funds. The Service Shares fees and expenses table and related footnotes in the post-effective amendment to the Registration Statement being filed herewith are clear that these expenses are covered by the contractual expense cap.
Comment 12:	Under “Overview – Money Market Fund Rules,” please revise the last sentence in the first paragraph so it reads, “Some of these rules generally are …”
Response 12:	The requested change has been made.
Comment 13:	Please expand the description of the risks associated with mortgage-backed and asset-backed securities.
Response 13:	The description of the risks associated with mortgage-backed and asset-backed securities has been expanded. The following language has been added to further describe the risk associated with mortgage-backed and asset-backed securities: “A Fund may experience loss or delay in receiving payment and a decrease in the value of the security if required payments of principal and interest are not made with respect to the loans underlying asset-backed and mortgage backed securities.
Comment 14:	Please delete the statement, “This is not part of the prospectus” from the Notice of Privacy Policy and Practices.
Response 14:	The requested change has been made.
Comment 15:	Under the section “Selling Shares,” it states that “[e]ach Fund will pay the proceeds of the withdrawal either in Federal funds or in securities… at the discretion of the Adviser.” Is this inconsistent with the statement in the second paragraph of this section which states that “[e]ach Fund reserves the right to make payment in-kind rather than in cash for amounts redeemed by a shareholder in any 90 day period in excess of $250,000 or 1% of the Fund’s net asset value, whichever is less”?
Response 15:	In response to the comment, the sentence has been revised to state that each “Fund will pay the proceeds of the withdrawal in Federal funds or in securities…at the discretion of the Fund (subject to the requirements below).”
Comment 16:	Please add the following statement as the last sentence in the paragraph under “Distribution Arrangements”: “Over time, these fees will increase the cost of your investment.”
Response 16:	The requested change has been made.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

February 28, 2012

Statement of Additional Information
Comment 17:	In the “Disclosure of Portfolio Holdings” section in the Statement of Additional Information, please include information about the procedures used to address conflicts of interest.
Response 17:	In accordance with the Policies on Disclosure of Portfolio Holdings adopted by the Board of Trustees of the Trust, information concerning the portfolio holdings of the Funds generally may not be disclosed to any unaffiliated third party except in certain circumstances, as currently disclosed in the statement of additional information. It is submitted that these procedures adequately address potential conflicts of interest and the current disclosure responds to the requirements of Form N-1A. Additionally, it is noted that the Government Fund is currently the only Fund active, and the Government Fund discloses portfolio holdings to shareholders on a daily basis.
Comment 18:	Are there any special portfolio disclosure requirements for money market funds that should be included in the “Disclosure of Portfolio Holdings” section?
Response 18:	Pursuant to Rule 30b-1 under the 1940 Act, each Fund files Form N-MFP, which includes information about the Fund and its portfolio holdings as of the last business day of the preceding month, with the Commission. A reference to Form N-MFP has been included in the “Disclosure of Portfolio Holdings” section.
Comment 19:	Under Investment Restriction 1, please delete “due to a decline in net assets” in the second sentence. Additionally, consider adding the following parenthetical after “within three days”: “(except Sundays and holidays).”
Response 19:	We submit that the language in Investment Restriction 1 is correct as written. A Fund’s borrowing would only exceed 33⅓% due to redemptions from the Fund or a drop in the value of portfolio holdings, each of which would result in a decline in the net assets. Additionally, although the statute includes the parenthetical “(except Sundays and holidays),” we respectfully decline to make this change. It is understood, of course, that this investment restriction, as with all investment restrictions and policies, must be read in light of the specific requirements in the 1940 Act. Further, we note that Investment Restriction 1 is a fundamental investment restriction of the Funds and, therefore, the Trust would prefer not to make any changes to the language as written without obtaining the necessary shareholder approval.
Comment 20:	There do not appear to be any investment policies regarding investments in real estate and commodities. Please add.
Response 20:	The investment restrictions have been revised to add investment policies relating to investments in real estate and commodities. The new investment restrictions read as follows:
“Each Fund may not:…

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

February 28, 2012

7. Purchase or sell real estate; provided, however, the purchase of securities directly or indirectly secured by real estate or interests therein, or issued by entities that invest in real estate or interests therein, are not considered to be the purchase of real estate for the purposes of this restriction.
8. Purchase or sell commodities or commodities contracts.”
Comment 21:	In the “Management of the Funds” table, please revise the heading so that it states “Other Directorships Held By Trustee During the Past Five Years.”
Response 21:	The requested change has been made.

Please direct any further communication relating to this filing to the undersigned at (212) 839-5856 or Frank P. Bruno at (212) 839-5540. Thank you for your consideration of this filing.

Very truly yours,

/s/ Gladys Chang

Gladys Chang

cc:	Karen Rossotto Securities and Exchange Commission
Dail St. Claire Williams Capital Management Trust